May 18, 2007

VIA EDGAR SUBMISSION AND COURIER

Mr. Larry Spirgel

Mr. Michael Henderson

Mr. Dean Suehiro

Ms. Kathleen Krebs

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Discover Financial Services Amendment No. 3 to Registration Statement on Form 10 filed May 18, 2007 File No. 001-33378

Dear Mr. Spirgel, Mr. Henderson, Mr. Suehiro and Ms. Krebs:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated May 11, 2007 (the “Comment Letter”) regarding Amendment No. 1 (“Amendment No. 1”) to the registration statement on Form 10 of Discover Financial Services (the “Registrant”) filed on April 30, 2007 (the “Registration Statement”). In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.

Please find enclosed four copies of Amendment No. 3 marked to show changes from Amendment No. 1, as Amendment No. 2 to the Registration Statement did not include the information statement. The changes reflected in Amendment No. 3 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information more complete.

Further to the Staff’s comment 54 in the comment letter dated as of April 20, 2007, the Registrant hereby advises the Staff that the Registrant intends to enter into the Separation and Distribution Agreement immediately prior to the distribution. If there are any material changes to the form of Separation and Distribution Agreement filed as an exhibit to the Registration Statement at the time of effectiveness, the Registrant will file a current report on Form 8-K to disclose such changes. In addition, the Registrant will file the executed Separation and Distribution Agreement on Form 8-K.

Set forth below are responses to the Staff’s comments numbered 1 through 15, as set forth in the Comment Letter. Page references in the Registrant’s responses below correspond to the page numbers in the marked copy of Amendment No. 3.

Exhibits

1.	We note that the separation and distribution agreement filed as exhibit 2.1 and the transition services agreement filed as exhibit 10.3 refer to schedules and exhibits that are not included with the filed exhibits. Please file your agreements in their entirety, or comply with the requirements of Item 601(b)(2) of Regulation S-K if you are relying on that item to omit the schedules and exhibits to the agreements.

The Registrant has revised the disclosure as requested to comply with the requirements of Item 601(b)(2). See the Exhibit Index and page iii of Exhibit 2.1. The Registrant is in the process of finalizing the schedules to the transition services agreement and will include a list identifying the contents of the omitted schedules to such agreement in a subsequent amendment to the Registration Statement.

Exhibit 99.1 Information Statement

Summary, page 1

Payments to Morgan Stanley in Connection with the Distribution, page 3

2.	Briefly disclose whether you obtained funding from Morgan Stanley at market rates or at rates that are more favorable to either Morgan Stanley or Discover. Disclose the dollar amount of indebtedness you have incurred or will incur in connection with the spin-off, including intercompany repayments and dividend payments. Briefly discuss how you intend to repay the intercompany funding and pay the dividend to Morgan Stanley. Explain in more detail in your management’s discussion and analysis the anticipated impact on your liquidity and results of operations of paying higher or lower rates on new and/or future funding.

The Registrant has revised the disclosure as requested. See page 3.

3.	Clarify what you mean by your statement that, “consistent with past practice,” you expect to pay a dividend to Morgan Stanley.

The Registrant has revised the disclosure as requested. See page 3.

4.	We note your response to prior comment seven of our letter dated April 20, 2007. Please disclose the total amount of the dividend you have already paid and expect to pay to Morgan Stanley in connection with the spin-off to reach your targeted stockholder’s equity. Clarify whether the amount of the dividend you have not paid yet may change from the current estimate of $100 million, and disclose when the final amount of the dividend will be determined.

The Registrant has a practice of paying dividends to Morgan Stanley to the extent its capital exceeds capital requirements, as noted in the revised disclosure on page 3. The Registrant has disclosed on page F-40 the amount of dividends it has paid to Morgan Stanley since 2004, all of which were paid in accordance with this practice of distributing excess capital. The amount of the dividend to be paid prior to the distribution will be calculated using the same methodology and will depend on the Registrant’s financial results for the second quarter of 2007. The Registrant has revised the disclosure as requested to state that the dividend expected to be paid prior to the distribution will be greater than the $100 million estimate reflected in the February 28, 2007 unaudited pro forma condensed combined statement of financial condition, as the final amount of the dividend will depend on the Registrant’s level of capital and capital requirements at the time the dividend is paid. The Registrant expects this dividend to be paid during the third quarter of 2007.

Reasons for the Distribution, page 4

5.	Clarify what you mean by your reference to “record results” by Discover in 2006. For example, clarify whether you are referring to revenues, net income, and/or some other measure.

The Registrant has revised the disclosure as requested. See pages 4 and 30.

Questions and Answers About the Distribution, page 6

6.	We note your response to prior comment ten of our letter dated April 20, 2007. Please disclose that Morgan Stanley may waive the receipt of tax ruling or opinions of counsel that the distribution will be tax free to Morgan Stanley stockholders. You may then disclose Morgan Stanley’s intention with respect to waiving the condition and proceeding with the distribution if the condition is not met.

The Registrant has revised the disclosure as requested. See page 7.

Unaudited Pro Forma Condensed Combined Financial Statements, page 39

7.	Please refer to prior comment 35 of our letter dated April 20, 2007. Expand to disclose that “the entire liquidity reserve has been funded through the placement of brokered certificates of deposit.” Also, if a portion of these certificates of deposit was issued to Morgan Stanley, disclose this fact and whether it represented a significant portion of the funding of your liquidity reserve.

The Registrant has revised the disclosure as requested. See page 40.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 44

8.	Please refer to note (d). Per page 40, we note that you will repay the $2.615 billion of deposits from the Morgan Stanley Global Wealth Management Bank Deposit Program. Disclose the amount of the new deposits and repayment of deposits on a gross basis to arrive at the $3.466 billion adjustment for incremental deposits sourced by you.

The Registrant has revised the disclosure as requested. See page 44.

9.	Please refer to note (f). Confirm to us that you plan to repay the $540 million in Federal Funds as part of the transaction. If not, tell us why it is appropriate to eliminate this short-term borrowing in the pro forma financial statements. We are unable to locate the reduction in cash for the repayment in note (a).

The Unaudited Pro Forma Condensed Combined Financial Statements assume that the expected decline in the Registrant’s credit ratings, disclosed on pages 16 and 17, could reduce its access to the Federal Funds market as a financing source. The reduction in cash is reflected in note (a) as a decrease in total short-term borrowings of $739 million, comprised of a $2,632 million repayment of short-term borrowings from Morgan Stanley (note (e)) and a $540 million repayment of externally sourced Federal Funds (note (f)), partially offset by $2,433 million of new short-term borrowing arrangements (note (g)). The Registrant has revised the disclosure on page 44 to include the reference to the repayment of $540 million of externally sourced federal funds.

Management’s Discussion and Analysis., page 50

Introduction and Overview, page 50

10.	We note your response to prior comment 43 of our letter dated April 20, 2007. Please elaborate on the steps that management is taking to make your U.K. operations profitable, as it is not clear how much the enumerated steps have helped or will help with expected trends in your U.K. operations.

The Registrant has revised the disclosure as requested. See page 50.

Segments, page 52, U.S. Card, page 55,

11.	Please discuss in more detail how the favorable valuation of your interest-only strip receivable in 2006 contributed to the decrease in other income in the current quarter. Also, discuss in more detail why you had a lower level of securitization transactions in the current quarter including whether you expect this trend to continue or change and the reasons why.

The Registrant has revised the disclosure as requested. See page 55.

Arrangements Between Us and Morgan Stanley, page 120

12.	From the introductory paragraph to this section, it appears that you intend to file as exhibits to the Form 10 all the agreements summarized in this section. Please tell us whether this is your intention.

The Registrant has revised the disclosure as requested to clarify the agreements that it intends to file as exhibits. See page 120.

Financial Statements

Note 3. Retained Interests in Securitized Assets, page F-9

Note 3. Loans Held for Sale, page F-9

Note 3. Loan Receivables, page F-10

13.	Please refer to prior comments 56-70. We are still considering your responses.

Pursuant to the Registrant’s telephone call with the Staff on May 14, 2007, the Registrant understands that the Staff has no further comments on the Registrant’s prior response to comments 56-70 of the Staff’s comment letter dated April 20, 2007. The Registrant’s prior response was set forth in its letter to the Staff dated April 30, 2007.

Other Expenses page F-36

14.	Please refer to prior comment 73 of our letter dated April 20, 2007. Notwithstanding your response, revise to reclassify the allocated charges from Morgan Stanley to the applicable other expense line items in the combined statements of income. It is our understanding that these charges represent the costs incurred by Morgan Stanley on your behalf and the charges were based on an allocation method you determined to be reasonable.

The Registrant has revised the disclosure as requested. See pages 83, 84, F-4, F-36, F-49, F-57 and F-73.

Note 21. Litigation, page F-42

Unaudited Pro Forma Condensed Combined Financial Statements, page 39

15.	Please refer to prior comment 74. Disclose an estimate of the possible loss under paragraph 10 of SFAS 5.

The Registrant has revised the disclosure to clarify that it is unable to reasonably estimate a loss or range of loss for currently pending matters about which the Registrant has determined that it is not probable that a loss had been incurred. See page F-42.

The Registrant hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and any amendments thereto;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement or any amendments thereto; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (224) 405-1009 with any questions you may have with respect to the foregoing.

Please acknowledge receipt of this filing by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,

/s/ Kathryn McNamara Corley
Kathryn McNamara Corley Senior Vice President, General Counsel and Secretary, Discover Financial Services

cc w/o encl.:	Jeffrey Small, Esq.
Davis Polk & Wardwell

John England
Deloitte & Touche LLP